Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 26, 2026

Relating to Preliminary Prospectus Supplement dated February 26, 2026 and

Prospectus dated July 11, 2025

Registration No. 333-288640

Blackstone Secured Lending Fund

$400,000,000 5.250% Notes due 2029

PRICING TERM SHEET

February 26, 2026

The following sets forth the final terms of the 5.250% Notes due 2029 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated February 26, 2026 (the “Preliminary Prospectus Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blackstone Secured Lending Fund

Security Title:	5.250% Notes due 2029

Expected Ratings*:	Moody’s: Baa2/Stable S&P: BBB-/Positive Fitch: BBB/Stable

Aggregate Principal Amount Offered:	$400,000,000

Trade Date:	February 26, 2026

Settlement Date**:	March 3, 2026 (T+3)

Maturity Date:	September 4, 2029

Interest Payment Dates:	March 4 and September 4, commencing September 4, 2026

Price to Public (Issue Price):	99.345% of the principal amount

Coupon (Interest Rate):	5.250%

Yield to Maturity:	5.458%

Spread to Benchmark Treasury:	+200 basis points

Benchmark Treasury:	3.500% due February 15, 2029

Benchmark Treasury Price and Yield:	100-03¾ / 3.458%

Optional Redemption:

Prior to August 4, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

–  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, or

–  100% of the principal amount of the Notes to be redeemed,

On or after the Par Call Date, the Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	09261X AM4 / US09261XAM48

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

MUFG Securities Americas Inc.

Deutsche Bank Securities Inc.

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

TD Securities (USA) LLC

ING Financial Markets LLC

BNP Paribas Securities Corp.

SG Americas Securities, LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

Regions Securities LLC

Mizuho Securities USA LLC

Co-Managers:

Blackstone Securities Partners L.P.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Fifth Third Securities, Inc.

M&T Securities, Inc.

Natixis Securities Americas LLC

Keefe, Bruyette & Woods, Inc.

Synovus Securities, Inc.

Raymond James & Associates, Inc.

R. Seelaus & Co., LLC

Academy Securities, Inc.

Drexel Hamilton, LLC

CastleOak Securities, L.P.

Note: *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note: **Blackstone Secured Lending Fund expects that delivery of the Notes will be made to investors on or about March 3, 2026, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blackstone Secured Lending Fund before investing. The Preliminary Prospectus Supplement contains this and other information about Blackstone Secured Lending Fund and should be read carefully before investing.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Blackstone Secured Lending Fund and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Blackstone Secured Lending Fund, any

underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-(800) 831-9146, email: prospectus@citi.com; Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration, Telephone: 1-(888)-603-5847; J.P. Morgan Securities LLC, 270 Park Avenue, New York, New York 10017, Attn: Investment Grade Syndicate Desk, Telephone: 1-(212) 834-4533; SMBC Nikko Securities America, Inc., Telephone: 1-(888) 868-6856, email: prospectus@smbcnikko-si.com or Truist Securities, Inc. 740 Battery Avenue SE, 3rd Floor, Atlanta Georgia, 30339, Attn: Prospectus Department or toll-free at 1-(800) 685-4786 or TruistSecurities.prospectus@Truist.com.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.